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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ----------------


                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                TRIBEWORKS, INC.
                 (Name of Small Business Issuer in its charter)


            DELAWARE                                         94-3308801
 (State or other jurisdiction of                           (IRS Employer
  Incorporation of organization)                       Identification Number)


              988 Market Street, 8th Floor, San Francisco, CA 94102 (Address of principal executive offices and Zip Code)


       Registrant's telephone number, including area code: (415) 674-5555


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                                  COMMON STOCK
                                 TITLE OF CLASS
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                                INTRODUCTORY NOTE

        We have prepared and filed this Form 10-SB on a voluntary basis to make available reportable information about Tribeworks to existing stockholders and others interested in the activities of Tribeworks. As used in this Registration Statement, the terms "we," "us," "our," "Tribeworks," and the "Company" mean Tribeworks, Inc., a Delaware corporation, and its wholly owned subsidiary. Tribeworks, the Tribeworks logo and iShell are trademarks of our Company. Each tradename, trademark, or service mark of any other company appearing in this Registration Statement belongs to its holder.

        The following discussion contains forward-looking statements that are subject to risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. We have sought to identify the most risks to our business but cannot predict whether or to what extent any of such risks may be realized. There can be no assurance that we have identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to our stock.

                             DESCRIPTION OF BUSINESS

HISTORY OF TRIBEWORKS, INC.

        The Company was formed as a California corporation (California Tribeworks) in August 1998 to develop an Internet-based graphics and multimedia company. On November 2, 1999, we entered into a transaction with Pan World Corporation, a Nevada corporation (Pan World), whereby Pan World agreed to provide $1,000,000 of financing in connection with the merger of a newly formed subsidiary of Pan World into California Tribeworks (the Recapitalization). Prior to the Recapitalization, Pan World never had any material operations. As a result of the Recapitalization, shareholders of California Tribeworks exchanged all their shares in California Tribeworks for our common stock. Subsequent to the Recapitalization, we reincorporated in Delaware as Tribeworks, Inc.

BUSINESS STRATEGY

        We develop and distribute software tools and services that we believe make it easier and less expensive for companies to deploy multimedia content over the Internet.

        The creation and deployment of websites and Internet content is becoming more complicated. Internet content is changing from the simple delivery of text and graphics to personal computers, to the more complex delivery of audio, video, graphics, and animation content to a broad range of devices, such as personal computers, interactive retail displays, Internet enabled telephones, and hand held computers.

        Traditional graphics and multimedia software tools companies generally do not provide their customers with access to the underlying "source code", which is the computer language used in writing a software program. The source code is used to customize or modify software



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applications. In addition, traditional graphics and multimedia companies distribute and sell their software through multiple distribution tiers.

       We have developed a software application (authoring environment) that allows a developer to create and deploy electronic content that utilizes interactive features combining audio, video, animation, and graphics content (Rich-Media). The Rich-Media authoring environment is used for development of electronic content for the development of Internet TV and Internet radio stations, video jukeboxes, MP3 players and other broadcasting applications. We market and sell our products and services through a subscription-based model that allows us to distribute our software directly to our customers through our website. We have a two-tier subscription or membership structure that includes a Free Membership and a Full Membership. Our Full Members can customize their applications through access to the underlying source code of our software products.

        By providing our Full Members access to the source code of our software products, these members can develop software tools that enhance the functionality of our products. We benefit from these enhancements because our software product continues to become a more robust authoring environment for development of Rich-Media due to our Full Members' input as to the market needs for such authoring tools. We benefit from the experience of our customers and are able to share their developments with our other Full Members.

ONLINE GRAPHICS AND MULTIMEDIA INDUSTRY

        The Internet has altered the way companies conduct business. In order to benefit from the Internet, businesses need to develop an effective presence. Rich graphics and media attract customers' attention to websites and differentiate websites from one another. A variety of companies provide graphics and multimedia software tools and related professional services for the online graphics and multimedia industry (New Media Industry). The New Media Industry is growing rapidly. The software tools and the sophistication of the related professional services in the New Media Industry are also being developed at a fast pace.

DISTRIBUTION STRATEGY

        We distribute our software products based on a subscription model with a Free Membership and a Full Membership. Customers register as our members at www.tribeworks.com. Members can download software tools and access technical support at our website. The Free Membership level allows free access to iShell, our primary software product. iShell allows users to develop fully functional software applications for the New Media Industry. Free Members generally consist of students, hobbyists, and freelance developers. Free Members can upgrade their membership to Full Membership at any time. Full Membership is held primarily by companies and professional multimedia developers who are interested in developing Rich-Media software applications. We charge our Full Members an annual or monthly per seat subscription fee. Full Members have access to the source code of our software products and receive free or discounted software plug-ins that extend the functionality of our software products.



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MARKET OPPORTUNITY

        There are broad applications for our products and services.

                - Media and Entertainment - Creating Internet-based TV stations, Internet video jukeboxes, Internet radio stations, MP3 players, and broadcasting players.

                -       Advertising - Providing integrated branding campaigns.

                - Corporate Communications - Creating sales presentations, video news releases, and Internet event broadcasting.

                - Education - Providing long-distance training opportunities with interactive and engaging content.

PRODUCTS AND SERVICES

        TRIBEWORKS CUSTOM SOLUTIONS

        We provide high-end graphics and multimedia development and deployment solutions to customers who need Internet multimedia applications. Our services include custom programming and design of our Rich-Media applications. We use our network of Full Members to develop media solutions for end-users of our products.

        SOFTWARE PRODUCTS

        Our principal software products consist of iShell and iShell 2. iShell products create Rich-Media authoring environments for development of Internet-based TV stations, video jukeboxes, Internet radio stations, MP3 music players, full-screen interactive sales, Internet-based marketing presentations, and Internet-based training programs.

        iShell has been released for Windows and Macintosh operating systems. It allows functionalities to be added through development of plug-ins, video, sound, animation, and interactivity. iShell is being distributed to our customers on a free Internet download basis.

        iShell 2 is a new version of iShell and is currently available only to paying subscribers. With this version, end-users can create and deploy a customized Rich-Media Internet browser for their own applications. Our members are using our products to develop Rich-Media applications for commercial entities such as Airbus, Apple Computer and Burger King.

        TRIBEWORKS FULL MEMBERSHIP

        We offer monthly or annual subscriptions to our Full Members. Full Members receive email and telephone technical support, access to source code, and free or discounted software plug-ins that extend the functionality of our products, discounts on third party products, and complementary access to customer events such as training sessions and demonstrations of new Rich-Media applications.



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        TRIBEWORKS STORE

        We sell products created by our subscribers (Subscriber Products) through our Tribeworks Store. The Subscriber Products enhance the capabilities of our products. We receive a percentage of the revenues from sales of the Subscriber Products sold through the Tribeworks Store.

COMPETITION

        We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced increased competition from current and potential competitors, many of which have greater technical, marketing, and other resources. We expect the increased competition will continue, and we will compete with the major graphics and multimedia software tools companies, as well as service companies building custom Internet multimedia applications for corporate clients. We believe that the primary competitive factors in providing Rich-Media applications tools to Internet-based organizations are name recognition, value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise, and experience. Our success will depend on our ability to provide quality development tools and value-added Internet services.

        The methods of competition in the industry include:

                ~ augmenting the ability of the software application to function on different hardware platforms and operating systems, such as Windows, Windows NT and Macintosh environments;

                ~ providing flexibility in the degree and level of customization of software applications;

                ~       increasing product functionality and system performance;

                ~       improving quality of product and product support;

                ~       reducing total cost of ownership;

                ~       improving sales and distribution efficiency;

                ~       improving brand name recognition; and

                ~       providing high quality professional support services.

        A number of companies currently offer services or products that compete directly and indirectly with our current products and services. These companies include Macromedia, Adobe Systems, Meta Creations, Asymetrix, and Autodesk. These companies market a variety of products addressing our target markets, including software tools for authoring and delivering interactive information targeted to computer-based training specialists and educators, as well as multimedia professionals. They also offer graphics and publishing products for on-line publishing as well as print-based publishing. In addition, competitors also provide extensive product training to support their products.

        Most of our current and potential competitors in the Internet services and graphics and multimedia industries have longer operating histories, greater name recognition and larger existing customer bases than we have. These competitors may be able to respond faster to new or



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emerging technologies and changes in customer requirements. Accordingly, there can be no assurance that we will be able to compete successfully in the Internet business.

SALES AND REVENUES

        We expect to generate revenues primarily from our membership program, custom development services for businesses, and sale of our members' customized applications from our online Tribeworks Store. We charge our Full Members an initiation fee and a monthly or annual subscription fee. We promote membership by providing a variety of services to our members, which include: access to support email lists, telephone support, confidential technical help, emergency shipping, distribution of software products created by our Full Members through our online store, and access to support lists that contain users of our products that may help other users in their development applications. We derive revenues from custom development services on a fixed-fee or time and materials basis.

        Through our on-line store, we sell a variety of products developed by our Full Members. These products include software tools or plug-ins that enhance the functionality of our iShell software product.

INTELLECTUAL PROPERTY

        We rely on a combination of copyright laws, trademark laws, contract laws, and other intellectual property protection methods to protect our technology, including our logo and the names "Tribeworks" and "iShell" in the United States and other countries. We believe that our trademarks and the use of material in our website are protected under current provisions of copyright law. However, legal rights to Internet content and commerce are not clearly settled by law. We pursue the registration of our trademarks in the United States and have applied for an "intent to use" trademark registration for our trademarks.

        In November 1999, we entered into a software agreement (Keepsake Software Agreement) with Keepsake SPRL (Keepsake) and Gilbert Amar (one of our co-founders) pursuant to which we acquired the right, title, and interest to iShell, our lead product. Mr. Patrick Soquet (one of our co-founders and a director) performs software development services for us through Keepsake, a Belgian entity wholly owned by him. The Keepsake Software Agreement provides that, in the event we commence any action relating to an insolvency event, we will grant a royalty-free license of transferred intellectual property and any derivative works to Keepsake.

EMPLOYEES

        As of March 31, 2000 we had a total of 12 full time employees and four consultants working on a part-time basis.



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PROPERTY

        In February 2000, we entered into a lease for 9,000 square feet premises in San Francisco, California. The lease extends through February 2005. We believe that these premises will be suitable for our use during the term of the lease.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

        The following discussion contains forward-looking statements that are subject to risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. We have sought to identify the most risks to our business but cannot predict whether or to what extent any of such risks may be realized. There can be no assurance that we have identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock.

RESULTS OF OPERATIONS

        RESULTS OF OPERATIONS: THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                REVENUES

        We recorded revenues of $164,863 and $16,432 for the three months ended March 31, 2000 and 1999, respectively. The increase in revenues is the result of additions to our sales staff and the launching of our custom solutions services.

                NET LOSS

        We had a net loss of $296,811 and $97,712 for the three months ended March 31, 2000 and 1999, respectively. The increase in the net loss is the result of increases in general and administrative expenses associated with the Recapitalization and sales and marketing expenses associated with the iShell product launch.

                PRODUCT SUPPORT

        Product support expenses were $19,938 and $10,664 for the three months ended March 31, 2000 and 1999, respectively. The increase was primarily due to the addition of two employees to support Free Members and Full Members.

                PRODUCT DEVELOPMENT

       Product development expenses were $110,623 and $49,000 for the three months ended March 31, 2000 and 1999, respectively. The increase is primarily attributable to additional employees and consultants that were hired after March 31, 1999 to work on product enhancements and custom development projects.

                SALES AND MARKETING

        Sales and marketing expenses were $158,760 and $19,072 for the three months ended March 31, 2000 and 1999, respectively. The increase was due primarily to increases in sales and marketing personnel.



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                GENERAL AND ADMINISTRATIVE

        General and administrative expenses were $159,643 and $31,856 for the three months ended March 31, 2000 and 1999, respectively. The increase was due primarily to increases in legal, accounting, other consulting, and insurance expenses, all associated with day-to-day operations of the Company.

        RESULTS OF OPERATIONS: FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998

                REVENUES

        We recorded revenues of $199,198 and $5,562 for the years ended December 31, 1999 and 1998, respectively. The increase in revenues is the result of increases in our sales staff and the launching of our custom solutions services. In addition, our year ended December 31, 1998 reflects revenues for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

                NET LOSS

        We had a net loss of $1,091,075 and $60,553 for the years ended December 31, 1999 and 1998, respectively. The increase in the net loss is the result of general and administrative expenses associated with the Recapitalization and sales and marketing expenses associated with the iShell product launch. In addition, our year ended December 31, 1998 reflects expenses for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

                PRODUCT SUPPORT

        Product support expenses were $71,039 and $0 for the years ended December 31, 1999 and 1998, respectively. The increase was primarily due to the addition of two employees to support Free Members and Full Members. In addition, our year ended December 31, 1998 reflects expenses for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

                PRODUCT DEVELOPMENT

        Product development expenses were $281,020 and $7,569 for the years ended December 31, 1999 and 1998, respectively. The increase is primarily attributable to additional employees and consultants that were hired after 1998 to work on product enhancements and custom development projects. In addition, our year ended December 31, 1998 reflects expenses for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

                SALES AND MARKETING

        Sales and marketing expenses were $307,083 and $3,980 for the years ended December 31, 1999 and 1998, respectively. The increase was due primarily to increases in sales and marketing personnel. In addition, our year ended December 31, 1998 reflects expenses for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

                GENERAL AND ADMINISTRATIVE

        General and administrative expenses were $564,011 and $54,566 for the years ended December 31, 1999 and 1998, respectively. The increase was due primarily to first-time recurring costs incurred in 1999 related to (i) consultants providing legal, accounting and other consulting services, (ii) insurance expense, (iii) travel expenses, (iv) rent expense and (v) personnel expenses from creating a salary for the Chief Executive Officer and hiring administrative support. In addition, our year ended December 31, 1998 reflects expenses for approximately four months, from the date of our incorporation on August 20, 1998 through December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

        From inception to March 31, 2000, we incurred net losses resulting in an accumulated deficit of $1,448,439. For the years ended December 31, 1999 and 1998, respectively, we incurred net losses resulting in an accumulated deficit of $1,151,628 and $60,553, respectively.



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        We have financed our operations primarily through private sales of our equity securities and the Recapitalization aggregating proceeds from inception to March 31, 2000 of $1,839,000. We financed our operations through private sales of our equity securities aggregating net proceeds of $1,036,000 and $28,000 for the years ended December 31, 1999 and 1998, respectively. The increase of $1,000,000 in 1999 was due to the Recapitalization. The increase of $775,000 in our cash in 2000 was due to our additional financing activities.

        Cash and cash equivalents at March 31, 2000 totaled $407,657. Cash and cash equivalents totaled $157,353 and $37,723 for the years ended December 31, 1999 and 1998, respectively. The increase of $250,304 from December 31, 1999 to March 31, 2000 was due to our additional financing activities, partially offset by net losses. The increase of $119,630 from 1998 to 1999 was due to the financing resulting from the Recapitalization, partially offset by net losses.

        Cash flows used in operating activities were $464,179 for the quarter ended March 31, 2000. Cash flows used in operating activities were $807,149 and $27,008 for the years ended December 31, 1999 and 1998, respectively. The increases in cash expenditures resulted primarily from our product launch expenses.

        Capital expenditures for property and equipment were $15,367 for the quarter ended March 31, 2000. We had capital expenditures for property and equipment of $8,830 and $0 for the years ended December 31, 1999 and December 31, 1998, respectively.

        Duncan Kennedy and Patrick Soquet, cofounders of California Tribeworks and directors of our Company, and Gilbert Amar, a cofounder of California Tribeworks, loaned $18,787 to California Tribeworks at inception to fund initial operations. The loan is payable on demand, without interest. We intend to repay these loans when demand is made.

        We do not expect to generate net earnings from our operations within the next twelve months. Therefore, if we are not able to obtain necessary financing and if cash is not collected from anticipates sales of our common stock under our subscription agreements which would generate gross proceed to the Company in the amount of $1,225,000, we will not be able to maintain operations beyond September 2000.

        Our capital requirements depend on numerous factors, including market acceptance of our products, resources we devote to developing, marketing, selling and supporting our products, timing of our operations, extent and timing of investments, potential acquisition of other concerns, and other factors. We expect to devote substantial capital resources to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, and for other general corporate activities.



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                     FACTORS THAT MAY AFFECT FUTURE RESULTS
                            AND MARKET PRICE OF STOCK

WE HAVE A LIMITED OPERATING HISTORY AND THERE IS A GREAT DEGREE OF UNCERTAINTY AS TO OUR FUTURE RESULTS. WE HAVE NEVER BEEN PROFITABLE AND MAY NEVER ACHIEVE PROFITABILITY.

        We have a limited operating history upon which an evaluation of our business and prospects can be based. We have never been profitable and may never achieve profitability. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which we intend to operate and in light of the uncertainty as to market acceptance of our business model. We will be incurring costs in marketing our products and services to clients and in building an administrative organization. To the extent that revenues do not match these expenses, our business, results of operations and financial conditions will be materially adversely affected. There can be no assurance that we will be able to generate sufficient revenues from the Full Memberships, custom development solutions, and third party products to achieve or maintain profitability on a quarterly or annual basis in the future. Even if we are able to achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE EXPECT TO INCUR OPERATING LOSSES FOR THE FORESEEABLE FUTURE AS WE CONTINUE TO DEVELOP AND MARKET OUR BUSINESS.

        We have incurred operating losses each year since our inception. We expect to continue to incur losses for the foreseeable future as we increase our sales and marketing, research and development and administrative expenses. As a result, we cannot be certain when or if we will achieve sustained profitability. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

        We expect high variability and uncertainty as to our future operations and financial results. As we continue to develop and market our business, our quarterly operating results may fluctuate as a result of a variety of factors. Many of these factors are outside our control, including demand for the development of Internet-based Rich-Media applications, the introduction of new sites and services by our competitors, price competition or pricing changes in the industry, technical difficulties or system downtime, general economic conditions, and economic conditions specific to the Internet and related media. Due to these factors, among others, our operating results may fall below our expectations and the expectations of investors.

WE ANTICIPATE THAT WE HAVE SUFFICIENT FUNDS TO ENABLE US TO MAINTAIN OUR OPERATIONS ONLY THROUGH SEPTEMBER 2000. WE WILL NEED ADDITIONAL FUNDS TO MAINTAIN OUR SHORT TERM OPERATIONS. WE CANNOT ASSURE YOU THAT FUNDS WILL BE AVAILABLE TO US OR AVAILABLE ON COMMERCIALLY REASONABLE TERMS.

        Based on current levels of operations and assuming cash is not collected from $1,225,000 of gross proceeds from sale of our common stock under our subscription agreements, we anticipate that our existing capital resources will be sufficient to enable us to maintain our operations only through September



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2000. In addition, we will require additional funds to sustain and expand our sales and marketing and research and development activities. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or available on commercially reasonable terms acceptable to us, or may result in dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on our business, results of operations and financial condition.

THE OPEN SOURCE AND FREE SOFTWARE BUSINESS MODELS ARE UNPROVEN IN THE GRAPHICS AND MULTIMEDIA INDUSTRY, AND WE MAY FAIL TO ACHIEVE MARKET ACCEPTANCE.

        We have not demonstrated the success of our business model, which gives our customers the right to freely use and modify our software. No other company has built a successful business following such a model, and few open source software products have gained widespread commercial acceptance. This is partly due to the lack of viable open source industry participants to offer adequate service and support on a long-term basis. In addition, we are not able to provide industry standard warranties and indemnities for our products. Independent parties over whom we exercise no control or supervision develop components of these products. If open source software should fail to gain widespread commercial acceptance, we will not be able to sustain our revenue growth and our business could fail. We cannot assure that we will be able to achieve market acceptance.

A SUBSTANTIAL PORTION OF OUR REVENUES DEPENDS ON OUR ABILITY TO ATTRACT FULL MEMBERS WHO WILL PAY A MONTHLY OR ANNUAL FEE. ATTRACTING FEE-GENERATING FULL MEMBERS OR CONVERTING OUR FREE MEMBERS TO FULL MEMBERS MAY BE A DIFFICULT AND TIME-CONSUMING PROCESS, THE SUCCESS OF WHICH CANNOT BE GUARANTEED.

        We have a two-tiered subscription structure. Only Full Members pay fees. The Free Members are not paying for their usage of our service and are not obligated to convert to Full Member status. We cannot assure that we will be able to attract sufficient numbers of Full Members or convert Free Members to achieve profitability. If we are unable to attract Full Members or convert Free Members, our business and financial operations could be materially adversely affected.

OUR PRODUCTS AND SERVICES MAY NOT BE ACCEPTED BY THE INDUSTRIES THAT USE RICH-MEDIA APPLICATIONS.

        Our future success depends on our ability to create, license, and deliver sophisticated tools for the development of Rich-Media applications in the (i) media and entertainment industries, (ii) advertising industry, (iii) corporate communications industry, and (iv) educational industry. If our products and related services are not widely accepted, our ability to sell custom solutions and increase the Tribeworks memberships will be hampered. There can be no assurance that our products and tools will be attractive to a sufficient number of users to generate revenues. If we are unable to evolve our present products and to develop new products that allow us to attract, retain, and expand a loyal membership base, our business, results of operations and financial condition will be materially adversely affected.



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THE RICH-MEDIA MARKET IS INTENSELY COMPETITIVE. WE CANNOT ASSURE YOU THAT WE
WILL BE ABLE TO ACHIEVE MARKET ACCEPTANCE.

        The Rich-Media market is intensely competitive. We expect the competition to increase as new competitors enter the market. Our competitors may have greater technical, marketing, and other resources. We believe that the primary competitive factors in providing Rich-Media applications tools to Internet-based organizations are name recognition, value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise, and experience. To the extent that we are not able to attract sources of revenues from Full Members, custom development services, and sales of our products, our business, results of operations, and financial condition will be materially adversely affected.

        A number of companies currently offer services or products that compete directly or indirectly with our current products and service offerings. These companies include Macromedia, Adobe Systems, Meta Creations, Asymetrix, and Autodesk. These companies market a variety of products addressing our target markets, including software tools for authoring and delivering interactive information targeted to computer-based training specialists and educators, as well as multimedia professionals. They also offer graphics and publishing products for on-line and print-based publishing. In addition, competitors also provide extensive product training to support their products. If we are unable to introduce competitive products with competitive training and consulting services, our business, results of operations, and financial condition will be materially adversely affected.

        Most of our current and potential competitors in the Internet services and graphics and multimedia industries have longer operating histories, greater name recognition and larger existing customer base than us. These competitors may be able to respond faster to new or emerging technologies and changes in customer requirements. Because of their greater resources, they will be able to make more responsive changes to market conditions. Accordingly, there can be no assurance that we will be able to compete successfully in the Internet business.

THE LINUX OPEN SOURCE COMMUNITY OR THE TRIBEWORKS DEVELOPER COMMUNITY MAY REACT NEGATIVELY TO OUR SOFTWARE AND BUSINESS STRATEGY, WHICH COULD MATERIALLY HARM OUR REPUTATION AND BUSINESS.

        Although we allow customers access to the underlying source code of our software products, we believe that many of our customers do not wish to license product enhancements to us or to potential customers. One of the most important characteristics of Linux is that it has developed an open source system. We do not follow a strict open source model with respect to our software. In particular, we allow proprietary product enhancement, we limit the redistribution of our software, and we do not make our products available under a General Public License, which is available on www.opensource.org. These restrictions on our software run counter to current trends in the Linux open source community, which advocates unlimited distribution of software and the use of General Public Licenses. The Linux open source community is a diverse group of



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software developers, and companies that have advocated the use of Linux, an alternative operating system to Microsoft's Windows.

        The approach we take towards our software, which allows proprietary product enhancements, and our decision to forego use of General Public Licenses may result in a negative reaction from the Linux-based open source community. This type of negative reaction, if widely shared by our customers, developers or the rest of the open source community, could harm our reputation, diminish the Tribeworks brand and result in substantially decreased revenue.

        In addition, the Tribeworks developer community, which contributes software, testing, and technical support to other members, could react negatively to our current or future business strategy. A negative reaction by our community could have a negative effect on the willingness of our members and contributors to share their improvements to our software. We would then have to develop our own improvements without the benefit of the potentially valuable contributions of third parties. As a result, we would incur higher development costs and our business and revenues could be adversely affected.

OUR SOFTWARE DEPENDS ON APPLE'S QUICKTIME TECHNOLOGY TO FUNCTION PROPERLY. WE CANNOT ASSURE YOU THAT APPLE WILL CONTINUE TO DEVELOP THE QUICKTIME TECHNOLOGY OR DISTRIBUTE IT FREE OF CHARGE.

        Our iShell product line currently requires installation of Apple Computer's QuickTime software in order to function properly on both Windows and Macintosh systems. Apple's QuickTime technology competes directly with Rich-Media technologies from Microsoft and Real Networks, which our technology does not support. We have no control over whether, and cannot assure that, Apple's QuickTime will maintain or enlarge its current market share against these competitive technologies. In addition, although Apple's QuickTime technology has been under development for more than eight years, we cannot assure that Apple will continue to develop the technology or distribute it free of charge to consumers. Apple may also substantially alter its business or licensing strategy with QuickTime in a way that could adversely impact our business, resulting in increases in our development costs.

WE CANNOT ASSURE YOU THAT THE MARKET WILL ACCEPT THE INTERNET AS A VEHICLE FOR RICH-MEDIA APPLICATIONS.

        Use of the Internet-based Rich-Media by individuals and business users is at an early stage of development. Market acceptance of the Internet as a medium for Rich-Media applications, information, entertainment, commerce, advertising, and education is subject to a high level of uncertainty. We depend on the Internet to market our Rich-Medial products. Our ability to succeed will depend, in part, in the development of Internet infrastructure to support delivery of Rich-Media content. If Internet-based Rich-Media applications are not widely accepted by consumers or businesses, or appropriate Internet infrastructure does not become available, our business, financial condition, and operating results will be materially adversely affected.

WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO ESTABLISH AND MAINTAIN THE TRIBEWORKS BRAND, WHICH IS CRITICAL TO OUR EFFORTS TO ATTRACT AND EXPAND OUR MARKET.

        We believe that establishing and maintaining the Tribeworks brand is a critical aspect of our efforts to attract and expand our Internet audience. The importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet services, tools, products, and content. If we fail to promote and maintain our brand, or if we incur excessive expenses in an attempt to promote and maintain our brand, our business, financial condition and operating results will be materially adversely affected.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ADDRESS POTENTIAL MARKET OPPORTUNITIES WHILE MANAGING OUR EXPENSES. IF WE ARE UNABLE TO MANAGE OUR EXPENSES, OUR BUSINESS AND FINANCIAL CONDITIONS WILL BE MATERIALLY ADVERSELY AFFECTED.

        Our future success depends upon our ability to address market opportunities while managing our expenses to match our ability to finance our operations. Our need to manage expenses will place a strain on our management and operational resources. If we are unable to manage our expenses effectively, our business, financial condition, and operating results will be materially adversely affected.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL AND THE CONSULTING SERVICES PROVIDED BY KEEPSAKE. WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES AND MAY NOT BE ABLE TO RETAIN THE SERVICES OF KEEPSAKE AFTER THE EXPIRATION OF THE KEEPSAKE SOFTWARE AGREEMENT.

        Our performance and success substantially depends on the services of Duncan Kennedy, our President and CEO, as well as on our ability to recruit, retain and motivate our other officers and key employees.

        We do not currently have employment contracts with key officers or employees, and they could terminate their relationship with us. Our success also depends on our ability to attract and retain additional qualified employees in the San Francisco Bay Area. Competition for qualified personnel in the San Francisco Bay Area is intense and there are a limited number of persons with knowledge of and experience in our field of business. There can be no assurance that we will be able to attract and retain key personnel. The loss of one or more key employees or of our key service providers could have a material adverse effect on the Company.

        In addition, Mr. Soquet (one of our co-founders and a director) performs software development services for us through Keepsake, the Belgian entity owned by him. Pursuant to the Keepsake Software Agreement, Keepsake agreed to provide necessary services to us through November 2000. In the event that we are unable to retain Mr. Soquet's services after termination of the Keepsake Software Agreement, our business and financial condition could be materially and adversely affected.

OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP SERVICES THAT MEET OUR CUSTOMERS' REQUIREMENTS. WE MAY NOT BE ABLE TO MEET THOSE REQUIREMENTS IF WE ARE UNABLE TO KEEP PACE WITH TECHNOLOGY TRENDS AND THE EVOLVING RICH-MEDIA INDUSTRY STANDARDS.

        Our success depends on our ability to develop and provide new services that meet our customers' changing requirements. The Internet is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product innovations. Our future success will depend, in part, on our ability to assess and effectively use unproven technologies and unproven standards. We must evaluate and utilize technical standards developed by industry committees. We must also evaluate and use proprietary multimedia development software provided by companies such as Apple, Microsoft, and Real Networks to continue to develop our technological expertise, enhance our current services, develop new services that meet changing customer needs, and influence and respond to merging industry standards and other technological changes on a timely and cost-effective basis. If we fail to adequately assess or utilize these standards or proprietary technologies at the appropriate time in the market place, the competitive advantages of our products and services and our business, financial condition, and operating results could be materially adversely affected.

WE ARE ENTIRELY DEPENDENT ON THE INTERNET WHICH REMAINS AN UNCERTAIN MEDIUM FOR COMMERCE.

        Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to uncertainty. Our future success will depend on our ability to increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful commercial channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network for delivery of content, or complementary services, such as high-speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, our business, results of operations and financial condition could be materially adversely affected.

INCREASING GOVERNMENTAL REGULATION ON ELECTRONIC COMMERCE AND LEGAL UNCERTAINTIES COULD LIMIT OUR GROWTH.

        The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise harm our business. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding Internet user privacy, security, taxation, pricing, quality of products and services, and intellectual property ownership, which may also be applicable to us. How existing laws will be applied to the

Internet, in areas such as property ownership, copyrights, trademarks, trade secrets, and obscene or indecent communications, is uncertain.


CAPACITY CONSTRAINTS AND SYSTEM DISRUPTIONS COULD SUBSTANTIALLY REDUCE THE PRODUCTS WE SELL AND UNDERMINE OUR REPUTATION FOR RELIABILITY AMONG OUR CUSTOMERS AND POTENTIAL CUSTOMERS.

        The satisfactory performance, reliability and availability of our Internet sites and our network infrastructure are critical to attracting Internet users and maintaining relationships with subscribing customers. System interruptions that result in the unavailability of our Internet sites and slower response times for users could reduce the number of products and multi-media services we deliver and reduce the attractiveness of our services to members and subscribers. Any disruption of our services would materially adversely affect our business, financial condition and results of operations.

OUR INTERNET OPERATIONS ARE LOCATED IN A SINGLE FACILITY, WHICH IS LOCATED IN THE SAN FRANCISCO BAY AREA IN CALIFORNIA. A NATURAL DISASTER IS POSSIBLE AND COULD RESULT IN PROLONGED INTERRUPTION OF OUR BUSINESS.

        Our Internet operations are located in our San Francisco, California facility. San Francisco is a seismically active area. With our operations centralized in a single facility, a natural disaster, such as an earthquake, fire, or flood, could substantially disrupt our manufacturing operations or destroy our facilities. This could cause delays and cause us to incur additional expenses and adversely affect our reputation with our customers. In addition, since the real estate market in the San Francisco Bay Area is extremely competitive and is likely to remain competitive, an alternative facility may not be available on commercially reasonable terms if we suffer a catastrophic loss from a natural disaster.

WE ARE SUSCEPTIBLE TO PARTIES WHO MAY COMPROMISE OUR SECURITY MEASURES, WHICH COULD CAUSE US TO EXPEND CAPITAL AND MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        Hackers may be able to circumvent our security measures and could misappropriate proprietary information or cause interruptions in our Internet operations. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our users, which could disrupt our network or make our systems inaccessible to users. Any of these events could damage our reputation among our customers and potential customers and substantially harm our business. We may be required to expend capital and resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to our customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OR WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY RESULT IN LAWSUITS AND PREVENT US FROM SELLING OUR PRODUCTS.

        We rely on copyright and trade secret laws to protect our trademarks, content, and proprietary technologies and information. However, there can be no assurance that such laws will provide sufficient protection to us, other parties will not develop technologies that are similar or superior to ours, or, given the availability of our products' source-code, other parties will not copy or otherwise obtain and use our content or technologies without authorization.

        There are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights or any material notices that we are infringing the intellectual property rights of others. However, there can be no assurance that third parties will not assert infringement claims in the future. If any claims are asserted and determined to be valid, there can be no assurance that we will be able to obtain licenses of the intellectual property rights in question or obtain licenses on commercially reasonable terms. Our involvement in any patent dispute or other intellectual property dispute or action to protect proprietary rights may have a material adverse effect on our business, operating results, and financial condition. Adverse determinations in any litigation may subject us to liabilities, require us to seek licenses from third parties, and prevent us from marketing and selling our products. Any of these situations can have a material adverse effect on our business, operating results, and financial condition.

        Effective trademark, copyright, and other intellectual property protection may not be available in every country in which our technology is distributed or made available through the Internet. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT CUSTOMERS FROM OUTSIDE THE UNITED STATES. JURISDICTIONS OUTSIDE THE UNITED STATES MAY IMPOSE TAX AND REGULATORY BURDENS ON OUR BUSINESS, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

        Our future success will be affected by our ability to attract customers and subscribe members from countries outside the United States. We believe that the growth of the Internet in foreign countries will outpace growth of the Internet in the United States in the next decade. Because our products advance development of Rich-Media content, we expect to derive revenues from Canada and Western Europe. Foreign countries could impose withholding taxes or otherwise tax our foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade or restrictions relating to use or access of or distribution of software through electronic means. The laws of certain countries also do not protect our intellectual property rights to the same extent as the laws of the United States. In addition, we are subject to the United States export control regulations that may restrict our ability to market and sell our products to certain countries outside of the United States. Failure in successfully marketing our products in international markets could have a material adverse effect on our business, operating results and financial conditions.

WE EXPECT QUARTERLY REVENUE AND OPERATING RESULTS TO VARY IN FUTURE PERIODS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE.

        Our limited operating results have varied widely in the past, and we expect they will continue to vary from quarter to quarter as we attempt to commercialize our product. Our quarterly results may fluctuate for many reasons, including:

                -       limited operating history,

                - dependence on Full Membership fees to provide future revenue, and

                - lack of experience in commercializing products for e-commerce.

As a result of these fluctuations and uncertainties in our operating results, we believe quarter-to-quarter or annual comparisons of our operating results are not a good indication of our future performance. In addition, at some point in the future, these fluctuations may likely cause us to perform below the expectations of public market analysts or investors. If our results fall below market expectations, the price of our common stock will be adversely affected.

OUR STOCK PRICE IS VOLATILE AND, AS A RESULT, YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

        We believe that various factors may cause the market price of our common stock to fluctuate, including announcements of:

                -       new products by us or our competitors;

                - developments or disputes concerning intellectual property proprietary rights;

                -       our failing to achieve our operational milestones; and

                - changes in our financial conditions or securities analysts' recommendations.

        The stock markets, in general, and the shares of Internet companies, in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline. In addition, the low trading volume of our stock will accentuate price swings of our stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock at March 31, 2000, by (i) each of our directors and named executive officers; (ii) all of our directors and executive officers as a group, and (iii) each person or group known to us to own beneficially more than 5% of the outstanding common stock.

                                   AMOUNT AND
                                   NATURE OF
NAME AND ADDRESS OF                BENEFICIAL          PERCENT OF
BENEFICIAL OWNER(1)                OWNERSHIP             CLASS
-------------------                ---------             -----
Duncan J. Kennedy                 1,632,760(2)            9.90%
Patrick Soquet                    2,465,856(3)           14.87
Gilbert Amar                      2,505,250(4)           15.07
Steven Bennet                       154,537(5)            0.94

Thomas J.L. Williams                300,000(6)            1.83
All Directors and Officers
      As a Group (5 persons)      7,058,403              41.49
Daniel Hodges                     2,002,000(7)           12.21

(1) Unless otherwise noted, the address of each of the named directors and officers individuals is: c/o Tribeworks, Inc., 988 Market Street, 8th Floor, San Francisco, CA 94102.

(2) Includes 90,000 shares issuable upon the exercise of options that are immediately exercisable.

(3) All of the shares are owned of record by Keepsake, a Belgian entity owned by Mr. Soquet. Includes Warrants to purchase up to 181,818 shares of common stock at any time prior to November 2, 2004.

(4) Includes Warrants to purchase up to 121,212 shares of common stock at any time prior to November 2, 2004 and 100,000 shares issuable upon the exercise of options that are immediately exercisable.

(5) Includes 22,000 shares issuable upon the exercise of options that will be exercisable after June 30, 2000. It also includes 100,000 shares issuable upon the exercise of options within 60 days of March 31, 2000, which may not vest in optionee due to the performance milestones stated in the terms of the options.

(6) All of the shares are owned by Talisman Venture Partners Ltd., of which Mr. Williams is a principal and Managing Director. Mr. Williams's address is #51-1101 Nicola Street, Vancouver, B.C., CANADA, V6G 2E3.

(7)     Mr. Hodges's address is 505 N. Indian Trail, Tucson, AZ 85759.

                         DIRECTORS, EXECUTIVE OFFICERS,
                          PROMOTERS AND CONTROL PERSONS

        The following table sets forth the name, age and positions of our directors, officers, executive officers and key employees.

                                                                                OFFICER
NAME                               AGE  DIRECTOR OR POSITION                     SINCE
----                               ---  --------------------                     -----
Duncan J. Kennedy                  35   President, Chief Executive Officer        1998
                                        and Director
Michael Arth                       35   Vice President of Finance and             2000
                                        Operations
Robert Levine                      60   Director                                  2000
Patrick Soquet                     38   Director                                  1998
Thomas J.L. Williams               21   Director                                  1999


        DUNCAN KENNEDY, President, Chief Executive Officer, and Director. Mr. Kennedy is a co-founder of Tribeworks and has served as President, Chief Executive Officer and Director since our inception in August 1998. From December 1997 to July 1998, Mr. Kennedy served as Senior Vice President of business development at Mjuice.com, a distributor of syndicated digital music. From March 1997 to November 1997, Mr. Kennedy was Senior Vice President, Business Development at MYCD, a distributor of digital music. From January 1990 to February 1997, Mr. Kennedy worked at Apple Computer, Inc. where he held various positions, the most recent of which was Senior Manager Mr. Kennedy holds a B.S. from the University of British Columbia.

        MICHAEL ARTH, Vice President of Finance and Operations. Mr. Arth has served as Tribeworks' Vice President of Finance and Operations since July 2000. From October 1994 through May 2000, Mr. Arth was employed at California Federal Bank, a Federal Savings Bank, where he most recently served as Senior Vice President working in the areas of finance and mergers and acquisitions. Mr. Arth holds a BA degree in Business/Economics from UC Santa Barbara and a Master of Science in Taxation from Golden Gate University. He is a licensed Certified Public Accountant in California.

        ROBERT LEVINE, Director. Mr. Levine has served as a director of Tribeworks since May 2000. Since 1994, Mr. Levine has provided organizational change, merger and acquisition, litigation support and valuation consulting services to a variety of clients. Mr. Levine holds a BS degree in accounting and a LLB(JD) degree in law from the University of Virginia. He is a licensed Certified Public Accountant in California.

        PATRICK SOQUET, Director. Mr. Soquet is a co-founder of Tribeworks and has served as Director since our inception in August 1998. From February 1998 through July 1998, Mr. Soquet was self-employed as a software developer. From January 1990 to January 1998, Mr. Soquet served as consultant to Arborescence, a French software development company, and Havas Interactive, a European software company. Mr. Soquet holds a Masters Degree from the ENSAV de La Cambre in Belgium.

        THOMAS J.L. WILLIAMS, Director. Mr. Williams has served as a director of Tribeworks since November 1999. Since December 1998, Mr. Williams has been a principal and Managing Director of Talisman Venture Partners, Ltd., a technology consulting firm. From April 1997 to May 1998, Mr. Williams was at Whalen Beliveau & Associates, a Canadian Investment Banking Firm. From December 1996 to March 1997, Mr. Williams was at Maple Leaf Financial Corp., a Canadian Investment Banking Firm. From January 1996 to August 1996 Mr. Williams was at MultiActive Software.

DIRECTOR COMPENSATION

        Our Directors currently do not receive any cash compensation for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate as optionees under our 1999 Stock Option Plan (1999 Plan).

EXECUTIVE COMPENSATION

        The following table provides certain summary information concerning compensation of our executive officers. No other current executive officer has received or is expected to receive annual salary and bonus in excess of $100,000 for our 1999 fiscal year.

                           SUMMARY COMPENSATION TABLE


                                                           AWARDS
                                                          SECURITIES
                                            ANNUAL        UNDERLYING         ALL
NAME AND PRINCIPAL                       COMPENSATION      OPTIONS          OTHER
POSITION                       YEAR         SALARY           (#)         COMPENSATION
--------                       ----         ------           ---         ------------
Duncan Kennedy,               1999         101,750         100,000           --
President, Chief
Executive Officer and
Director


                        OPTION GRANTS IN LAST FISCAL YEAR

        The following table sets forth information concerning grants of stock options to each of the executive officers named in the compensation table above during fiscal year 1999. All options granted to these executive officers in the last fiscal year were granted under our 1999 Plan. The percent of the total options set forth below is based on an aggregate of 1,186,800 options granted to employees during fiscal 1999. All options were granted at a fair market value as determined by our Board of Directors on the date of grant.

                                            % OF TOTAL
                                              OPTIONS
                           NUMBER OF         GRANTED TO
                          SECURITIES          EMPLOYEES    EXERCISE
NAME AND PRINCIPAL        UNDERLYING         IN FISCAL      PRICE      EXPIRATION
POSITION                   OPTIONS              YEAR        ($/SH)        DATE
--------                   -------              ----        ------        ----
Duncan Kennedy,           100,000(1)            8.43         0.06      3/30/09
Director and
  Chief Executive
Officer


----------

        (1)     These options were fully vested at March 31, 2000.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR END OPTION VALUES

        The following table sets forth information concerning option exercises in fiscal 1999 and exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at March 31, 2000. The value of unexercised in-the-money options is based on a value of $1.75 per share, the fair market value of our common stock as of March 31, 2000, as determined by our board of directors minus the actual per share exercise prices, multiplied by the number of shares underlying the option. All options were granted under the 1999 Plan.


                                                               NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                SHARES                        UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS AT
                               ACQUIRED        VALUE                OPTIONS AT                         F-Y END
NAME AND PRINCIPAL                ON         REALIZED                 F-Y END                            ($)
POSITION                       EXERCISE       ($)(1)         EXERCISABLE   UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
--------                       --------       ------         -----------   -------------     -----------    -------------
Duncan Kennedy,                10,000          16,900          90,000            --            152,100             --
President, Chief
Executive Officer and
Director

----------

        (1) Represents the difference between (a) the exercise price and (b) the fair market value of the common stock on the date of exercise. The fair market value of the common stock as of December 31, 1999 was $1.75 per share as determined by the Board of Directors.

CONSULTING ARRANGEMENTS

        In November 1999, we entered into the Keepsake Software Agreement. Under that agreement, Keepsake agreed to assist Tribeworks in the development of the Company's software for a period of 12 months. Keepsake receives $9,000 per month of compensation for services rendered under the agreement.

        In April 1999, we entered into a Consulting Agreement with Steven Bennet pursuant to which he agreed to join us as our Chief Financial Officer. Pursuant to that agreement, Mr. Bennet received $2,500 per month for services rendered during the term of the Agreement and options to purchase 20,000 shares of our common stock at an exercise price of $0.05 per share. The options vested at a rate of 5,000 shares per month. Starting October 1, 1999, Mr. Bennet's cash compensation for services rendered was increased to $3,750 per month. Either party may terminate the agreement upon 30 days' prior notice. Under a separate agreement, in October 1999, Mr. Bennet was granted options to purchase 118,000 shares of our common stock at an exercise price of $0.75 per share, 18,000 of which vest monthly over a nine month period, 50,000 of which vest in him if the Company books $400,000 in revenue in any three consecutive months for the period October 1, 1999 through June 30, 2000, and 50,000 of which will vest in him upon the Company's raising $3,000,000 of funds pursuant to financing transactions after the Recapitalization.

        In August 1999, we entered into a Consulting Agreement with Talisman Venture Partners Ltd. Thomas Williams (one of our directors) is one of the principals and the Managing Director of Talisman Venture Partners. Under that agreement, we agreed to appoint Mr. Williams as one of our Directors after the Recapitalization. We also agreed to issue to Talisman Venture Partners 300,000 shares of our Common Stock upon consummation of the Recapitalization, which would vest in Talisman Venture Partners over a three-year period. We agreed to compensate Talisman Venture Partners in the amount of $5,000 per month for strategic consulting for Tribeworks through August 2001 for the period during which services are provided. (See "Certain Relationships and Related Transactions -Talisman Venture Partners Agreements").

CHANGE OF CONTROL ARRANGEMENTS

        Upon consummation of the Recapitalization, each of Duncan Kennedy, Gilbert Amar and Keepsake exchanged their shares of California Tribeworks common stock for shares of our Common Stock pursuant to Restricted Stock Purchase Agreements. Each of these agreements provided for Company's repurchase rights of the shares upon termination of each of these person's employment.

        Duncan Kennedy received 2,022,759 shares of Common Stock; we had the right to repurchase 500,000 as of the consummation of the Recapitalization. Gilbert Amar received 3,034,037 shares of our Common Stock; we had the right to repurchase 750,000 of those shares as of the consummation of the Recapitalization. Keepsake received 3,034,037 shares of Common Stock; we had the right to repurchase 750,000 of those shares as of the consummation of the Recapitalization.

        Each of these agreements provided that upon a change of control, the lapsing of the repurchase right will be accelerated such that our repurchase right with respect to 100% of the Common Stock would lapse.

        The repurchase right was subject to milestones designed to properly incentivize the Company's founders and to motivate the Company's investors to assist the Company with raising the necessary capital. In the absence of a change of control, our repurchase right will lapse upon occurrence of the following events: (1) for the 12 month period ending September 30, 2001, we have gross revenues in the amount of $5,000,000; or (2) for the period July 1, 2001 through September 30, 2001, we have gross revenues of $1,250,000; and (3) we have 30,000 registered users by September 30, 2001. In the event that the following events did not occur, then, our Board of Directors may amend the milestones applicable to Mr. Kennedy, Mr. Amar and Keepsake. These events are:
(1) (A) we do not raise $500,000 gross proceeds from sale of its stock within 3 months after closing of the Recapitalization; and (B) we do not raise $500,000 gross proceeds from sale of our stock within a 1 month period after the listing of our Common Stock on OTC Bulletin

Board or a national exchange; or (2) we do not raise in the aggregate $3,000,0000 gross proceeds from sale of our capital stock within 6 month after closing of the Recapitalization.

1999 STOCK OPTION PLAN

        Our 1999 Plan was approved by our board of directors and our stockholders in December 1999. Our 1999 Plan provides for the grant to our employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the grant of nonstatutory stock options and restricted stock awards to our employees, directors and consultants. Our 1999 Plan is currently administered by the board of directors which selects the optionees, determines the number of shares to be subject to each option, and determines the exercise price of each option.

        Our 1999 Plan authorizes the issuance of an aggregate of up to 1,600,000 shares of our common stock. As of March 31, 2000, options to purchase an aggregate of 669,097 shares of our common stock were outstanding under the 1999 Plan. During 1999 a total of 1,186,800 options were granted. Of the options granted, we repurchased 371,667 options as a result of employees leaving their employment with us, consultants ceasing to provide services for us, or lapsing of the options by their terms. As of March 31, 2000, an aggregate of 784,867 shares of our common stock remained available for future grants under the 1999 Plan.

        The exercise price of all incentive stock options granted under our 1999 Plan must be at least equal to the fair market value of the our common stock on the date of grant. The exercise price of all nonstatutory stock options granted must be at least equal to 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the total combined voting power of all our classes of our stock, the exercise price of any incentive option and nonstatutory option granted must equal at least 110% of the fair market value on the grant date. The term of the options granted under our 1999 Plan may not exceed ten years.

        Stock purchase rights may be issued either alone or in addition to other awards under the 1999 Plan. Unless otherwise specified in the stock purchase right award, the Company will have a repurchase right exercisable upon the voluntary or involuntary termination of the grantee with the Company for any reason. The repurchase right lapses at such rate as set forth in the stock purchase right award. With respect to stock purchase rights awards, the repurchase right lapses upon a change of control.

        Our 1999 Plan will terminate in 2009. Our board of directors has authority to amend or terminate our 1999 Plan, provided that such action will not impair the rights of the holder of any outstanding awards without the written consent of that holder.

401(k) PLAN

        We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 20% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in calendar year 1999. Under the 401(k) plan, we may make discretionary matching contributions. We made no contributions to the 401(k) plan in 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BACKGROUND TO THE RECAPITALIZATION

        In April 1999 we commenced discussions with Mr. Thomas Williams of Talisman Venture Partners regarding our financing activities. Mr. Williams introduced us to Mr. Conrad Rademaker of Conrad International Financing Corporation. Mr. Rademaker assisted us in our discussions with Pan World and the $1,000,000 financing resulting in connection with the Recapitalization and consummation of the Recapitalization with Pan World.

EXCHANGE RATIO IN THE RECAPITALIZATION

        In November 1999, California Tribeworks consummated the Recapitalization. In that transaction, holders of California Tribeworks common stock exchanged each share of their common stock for 2.033537474 shares of our common stock. Those shareholders exchanged each share of their series A preferred stock for 2.033537474 shares of our common stock. California Tribeworks optionees exchanged each of their options to purchase one share of California Tribeworks common stock for options to purchase one share of our common stock under our 1999 Plan. Persons who benefited from the favorable exchange ratio for common stockholders in the Recapitalization included California Tribeworks shareholders and optionees who exercised their options to purchase California Tribeworks common stock prior to the Recapitalization, including our executive officers. (See "Security Ownership of Certain Beneficial Owners and Management - Directors, Executive Officers, Promoters and Control Persons").

KEEPSAKE SOFTWARE AGREEMENT

        In November 1999, we entered into the Keepsake Software Agreement. Pursuant to that agreement, we purchased all of the right, title and interest to the iShell software from Keepsake, a Belgian entity wholly owned by Mr. Soquet (our director), and Mr. Amar. Under that agreement, Keepsake received warrants to purchase 181,818 shares of our Common Stock at an exercise price of $0.33 per share and $60,000 in cash. Under that agreement, Mr. Amar received warrants to purchase 121,212 shares of our Common Stock at an exercise price of $0.33 per share and $40,000 in cash. The warrants issued under the Keepsake agreement terminate in November 2004. Under that agreement, Keepsake agreed to perform software development services for us for a period of 12 months. Keepsake receives $9,000 per month as compensation for services rendered. Mr. Soquet owns Keepsake.

TALISMAN VENTURE PARTNERS AGREEMENTS

        Pursuant to our Consulting Agreement with Talisman Venture Partners, in November 1999, we entered into a Finder's Fee Agreement pursuant to which we issued to Talisman Venture Partners 300,000 shares of our common stock. This stock was issued to them in consideration for assistance of Talisman Venture Partners in our consummating the Recapitalization. Mr. Williams (one of our directors) is a principal and Managing Director of Talisman Venture Partners. These shares were placed in escrow pursuant to a Shareholder Agreement between Talisman Venture Partners, Tribeworks and Duncan Kennedy, as representative of California Tribeworks shareholders. Pursuant to the Shareholder Agreement, Talisman Venture Partners agreed to indemnify the shareholders of California Tribeworks for any losses that they may incur in connection with the Recapitalization. In the event that no claims are made against California Tribeworks shareholders, the shares will be released to Talisman Venture Partners as follows: 200,000 shares will be released in November 2000, 50,000 shares will be released in November 2001, and 50,000 shares will be released in November 2002.

CONRAD INTERNATIONAL AGREEMENT

        In August 1999, we entered into a Side Letter with Conrad International Financing Corporation pursuant to which we granted them the right to approve any of our financing transactions until the earlier of one year after the Side Letter and the time that we received a major financing. In addition, we granted Conrad International the right to introduce us to investors for sale of up to 1,200,000 shares of our common stock at a purchase price of $2.50 per share for a period of six months after closing of the Recapitalization. Conrad International agreed to place 200,000 of those shares with investors at the earlier of three months after closing of the Recapitalization or one month following the quoting of our Common Stock on the OTC Bulletin Board. Under the Side Letter, Conrad International would lose the right to introduce us to investors if they were unable to place a total of 200,000 shares of our Common Stock within the specified time period.

VOTING AGREEMENT

        In November 1999, Mr. Kennedy, Keepsake and Mr. Amar entered into a Voting Agreement with us and certain of our other major stockholders consisting of Mr. Daniel Hodges and Ms. Jennifer Worden. Pursuant to that agreement, those shareholders agreed that at any annual meeting of shareholders or whenever members of the Board of Directors elected the members of the Board of Directors, those shareholders would vote their shares to elect Duncan Kennedy, Patrick Soquet, Gilbert Amar and Tom Williams as members of the Board of Directors. The agreement terminates upon completion of the Company's initial public offering or our change of control. After being elected to the Board of Directors, Gilbert Amar resigned on May 26, 2000.

                          DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share. There are presently 16,397,500 shares of common stock issued and outstanding. There are no shares of Preferred Stock outstanding. Under our 1999 Plan, we are authorized to issue up to 1,600,000 shares of common stock. As of March 31, 2000 there were outstanding options for the purchase of 669,097 shares of common stock under our 1999 Plan. As of March 31, 2000, there were outstanding Warrants for the purchase of 690,530 shares of common stock.

COMMON STOCK

        Immediately prior to the Recapitalization, California Tribeworks had 4,136,036 shares of common stock and 142,223 shares of preferred stock outstanding. These shares were exchanged for 8,700,000 shares of common stock of Pan World. Immediately after the Recapitalization, Tribeworks, Inc., a Delaware corporation, had 16,000,000 shares of common stock outstanding.

        As of March 31, 2000, there were 16,397,500 shares of our common stock outstanding held of record by approximately 112 stockholders.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that we may issue in the future, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

        Our certificate of incorporation authorizes 10,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

WARRANTS

        As of March 31, 2000, there were warrants outstanding for the purchase of 303,030 shares of our common stock at an exercise price of $0.33 per share. In addition, there were warrants outstanding for the purchase of 387,500 shares of our common stock at an exercise price of $2.50 per share.

                   ANTITAKEOVER EFFECTS OF PROVISIONS OF THE
                  CERTIFICATE OF INCORPORATION AND DELAWARE LAW

CERTIFICATE OF INCORPORATION

        Our Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. This provision could discourage potential acquisition proposals and could delay or prevent a change of control because a potential acquisition could not be approved by the stockholders without a duly called meeting.

DELAWARE TAKEOVER STATUTE

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (A) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (B) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (C) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines business combination to include: (A) any merger or consolidation involving the corporation and the interested stockholder; (B) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (C) subject to various exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (D) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (E) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

        After this offering, the holders of 387,500 shares of outstanding common stock and holders of warrants to purchase 690,530 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. Thus, if we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include these shares in the registration. Further, holders may require us to file additional registration statements on Form S-3. These rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

                          TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the common stock is Holladay Stock Transfer, Inc.

                         SHARES ELIGIBLE FOR FUTURE SALE

        As of March 31, 2000 we had 16,397,500 shares of common stock outstanding. Of these shares, 14,397,500 shares are "restricted securities" as defined in Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the

Securities Act and lock-up agreements under which the holders of the shares have agreed, subject to limited exceptions, not to sell or otherwise dispose of any of their shares for a period of 180 days after our initial public offering. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under safe harbor rules set forth in Rules 144 or 701 of the Securities Act.

RULE 144

        In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from us (or any affiliate) at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us (or any affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

RULE 701

        Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this registration statement, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

REGISTRATION RIGHTS

        As of March 31, 2000, holders of 387,500 shares of outstanding common stock and holders of warrants to purchase 690,530 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Thus, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include these shares in the registration. Further, holders may require us to file additional registration statements on Form S-3. These rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

                                     PART II

                     MARKET PRICE OF AND DIVIDENDS ON COMMON
                     EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET FOR COMMON EQUITY

        The common stock of Pan World commenced quotation on the National Quotation Bureau Pink Sheets (NQB Pink Sheets) under the symbol "PNWR" on March 1, 1999. After the Recapitalization, the common stock of the Company traded under a new symbol, TRWX. The following table sets forth, for the periods indicated, the high and low bid information for the limited trading of our common stock after the Recapitalization, as reported on the NQB Pink Sheets. The information relating to the market price of our common stock was obtained through National Quotation Bureau, LLC. The quotations provided are based on non-Nasdaq over the counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up or mark-down or commission and may not represent actual transactions.

                                            HIGH             LOW
                                            ----             ---
FISCAL 1999:
First Quarter                             Not Applicable   Not Applicable
Second Quarter                            Not Applicable   Not Applicable
Third Quarter                             Not Applicable   Not Applicable
Fourth Quarter                            $ 1.75           $ 1.50

FISCAL 2000:
First Quarter                             $ 7.05           $1.625

NUMBER OF HOLDERS

        As of March 31, 2000, there were 112 holders of record of our common stock.

DIVIDENDS

        We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

                                LEGAL PROCEEDINGS

        We are not currently a party to any legal proceedings.

                     RECENT SALES OF UNREGISTERED SECURITIES

        (1) From June 30, 1999 to October 15, 1999 California Tribeworks granted stock options to purchase 1,174,800 shares of our common stock to employees, consultants and directors pursuant to our 1999 Stock Plan incentive plan. Of these stock options, 371,667 shares have been cancelled without being exercised, 146,036 shares have been exercised, no shares have been repurchased and 657,097 shares remain outstanding as of March 31, 2000. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (2) On December 1, 1998, California Tribeworks issued an aggregate of 994,700 shares of common stock to Duncan Kennedy at $0.001 per share for an aggregate purchase price of $994.70. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (3) On December 1, 1998, California Tribeworks issued an aggregate of 1,492,000 shares of common stock to Patrick Soquet at $0.001 per share for an aggregate purchase price of $1,492.00. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (4) On December 1, 1998, California Tribeworks issued an aggregate of 1,492,000 shares of common stock to Gilbert Amar at $0.001 per share for an aggregate purchase price of $1,492.00. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (5) On December 1, 1998, California Tribeworks issued an aggregate of 21,300 shares of common stock to Arman Pahlavan at $0.001 per share for an aggregate purchase price of $21.30. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (6) From December 4, 1998 through January 15, 1999, we issued an aggregate of 142,222 shares of Series A preferred stock of California Tribeworks to five accredited investors at $0.45 per share for an aggregate purchase price of $64,000. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act.

        (7) From January 1, 2000 to March 31, 2000, we granted stock options to purchase 12,000 shares of our common stock at $1.75 per share to an employee pursuant to our 1999 Plan. Of these stock options, 12,000 shares remain outstanding. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act. These securities were issued in exchange for services to be rendered.

        (8) In November 1999, we issued an aggregate of 3,030,303 shares of common stock to 4 accredited investors at $0.33 per share for an aggregate purchase price of $1,000,000 pursuant to the Recapitalization. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act.

        (9) In November 1999, we issued warrants to purchase 303,030 shares of common stock to Gilbert Amar and Keepsake with an exercise price of $0.33 per share in connection with assignment of iShell to us. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act.

        (10) For the period January 1, 2000 through March 31, 2000 we issued an aggregate of 387,500 shares of common stock to 7 accredited investors at $2.00 per share for an aggregate purchase price of $775,000 and warrants to purchase an aggregate of 387,500 shares of common stock at the exercise price of $2.50 per share. These shares were issued in connection with our offering of units of securities consisting of one share of common stock and one warrant to purchase a share of common stock at the exercise price of $2.50 per share to raise in the aggregate $2,000,000 of proceeds. We have received commitments to purchase an additional aggregate purchase price of $1,225,000 of units pursuant to this offering. Assuming closing of all commitments under this offering, we will issue an additional 612,500 shares of common stock and warrants to purchase aggregate of 612,500 shares of common stock. The offering will terminate at the earlier of
(i) June 30, 2000 or (ii) such time that we shall have received offers from subscribers for purchase of 1,000,000 units under the offering. These securities were offered and sold pursuant to our exemption from registration under Rule 506, Regulation D of the Securities Act.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Certificate of Incorporation includes provisions to eliminate the personal liability of our directors for monetary damages resulting from breach of fiduciary duties as directors, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our Bylaws provide for the indemnification of any director or officer made a party to or involved in any action, suit or proceeding by reason of the fact that he or she was a director, officer or employee of the Company.

        We entered into indemnity agreements with each of the following current and former directors and officers: Duncan Kennedy, Michael Arth, Patrick Soquet, Robert Levine, Gilbert Amar, Steven Bennet, Thomas Williams and Arman Pahlavan. These indemnity agreements provide for the indemnification of these individuals in their capacities as directors and/or officers to the fullest extent permitted by the provisions of our Bylaws and Delaware corporate law.

        Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful, as determined in accordance with the Delaware General Corporation Law.

    INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
TRIBEWORKS, INC. AUDITED FINANCIAL STATEMENTS FOR FISCAL YEARS ENDED
DECEMBER 31, 1998 AND DECEMBER 31, 1999

  Report of Independent Auditor.........................................    F-2

  Balance Sheets........................................................    F-3

  Statements of Operations..............................................    F-4

  Statements of Cash Flow...............................................    F-5

  Statement of Stockholders' Equity.....................................    F-6

  Notes to Financial Statements.........................................    F-7

TRIBEWORKS, INC. UNAUDITED FINANCIAL STATEMENTS FOR THE THREE-MONTH
PERIODS ENDED MARCH 31, 2000 AND 1999

Balance Sheet...........................................................   F-11

Statements of Operations................................................   F-12

Statements of Cash Flows................................................   F-13

Notes to Unaudited Financial Statements.................................   F-14

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Tribeworks, Inc.
San Francisco, CA

        I have audited the accompanying balance sheets of Tribeworks, Inc. and its consolidated subsidiary as of December 31, 1999 and 1998, and the related statements operations, cash flows, and stockholders' deficit for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tribeworks, Inc. and its consolidated subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





W. Alan Jorgensen
Certified Public Accountant




March 22, 2000
Seattle, WA

TRIBEWORKS, INC.
BALANCE SHEETS (Consolidated)
As Of December 31, 1999 and 1998

                                                                        1999             1998
                                                                     -----------         --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $   157,353         $ 37,723
Accounts receivable, net                                                  31,240           19,650
Subscriptions receivable                                                      --           19,492
Prepaids and deposits                                                     21,514            4,800
                                                                     -----------         --------
Total current assets                                                     210,107           81,665
                                                                     -----------         --------
OTHER ASSETS
Equipment (net of $1,228 accumulated depreciation)                        14,140               --
Technology license (net of $7,223 amortization)                          122,777               --
                                                                     -----------         --------
Total assets                                                         $   347,024         $ 81,665
                                                                     -----------         --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                     $   211,631         $ 20,298
Accrued other liabilities                                                 30,160               --
Due to shareholders                                                       18,732           18,732
Deferred revenue                                                          97,983           35,188
                                                                     -----------         --------
Total current liabilities                                                358,506           74,218
                                                                     -----------         --------
NON CURRENT LIABILITIES
Obligation to issue common stock                                          40,000
                                                                     -----------         --------
Total liabilities                                                        398,506           74,218
                                                                     -----------         --------
Stockholders' (Deficit) Equity:
Preferred stock: 50,000,000 shares authorized, none issued
Common stock: 200,000,000 shares authorized, $0.0001 par value
16,287,539 and 13,000,000 shares issued and outstanding
                                                                           1,601            1,286
Additional paid in capital                                             1,103,801           66,714
Related party subscription receivable                                     (5,257)              --
Accumulated deficit                                                   (1,151,628)         (60,553)
                                                                     -----------         --------
Total stockholders' (deficit) equity                                     (51,482)           7,447

                                                                     -----------         --------
Total liabilities and stockholders' equity                           $   347,024         $ 81,665
                                                                     ===========         ========


    The accompanying notes are an integral part of these financial statements

TRIBEWORKS, INC
STATEMENTS OF OPERATIONS (Consolidated)
Years Ended December 31, 1999 and 1998 (from inception, August 20, 1998, through December 31, 1998)

                                                          1999                 1998
                                                     ------------         ------------
REVENUES                                             $    199,198         $      5,562
Cost of sales                                              67,120                   --
                                                     ------------         ------------
Gross profit                                              132,078                5,562
                                                     ------------         ------------
Operating Expenses:
Product support                                            71,039                   --
Product development                                       281,020                7,569
Sales and marketing                                       307,083                3,980
General and administrative                                564,011               54,566
                                                     ------------         ------------
Total expenses                                          1,223,153               66,115
                                                     ------------         ------------
Loss from operations                                   (1,091,075)             (60,553)

Income taxes                                                   --                   --
                                                     ------------         ------------
Net loss                                             $ (1,091,075)        $    (60,553)
                                                     ============         ============
Basic and diluted loss per share                     $      (0.07)        $      (0.00)
                                                     ============         ============
Weighted average number of shares outstanding          16,010,000           12,863,964
                                                     ============         ============


    The accompanying notes are an integral part of these financial statements

TRIBEWORKS, INC.
STATEMENTS OF CASH FLOWS (Consolidated)
Years Ended December 31, 1999 and 1998 (from inception, August 20, 1998, through December 31, 1998)

                                                                               1999             1998
                                                                           -----------         --------
OPERATING ACTIVITIES
Net loss from operations                                                   $(1,091,075)        $(60,553)
Adjustments to reconcile net loss
to net cash used by operating activity
  Depreciation and amortization expense                                         13,250               --
   Stock grants for services                                                        --            2,508
Changes in operating assets and liabilities
  Accounts receivable                                                          (11,590)         (19,650)
  Other receivables, prepaids and deposits                                      (2,023)          (4,800)
  Accounts payable                                                             191,333           20,299
  Deferred revenue                                                              62,795           35,188
  Other liabilities                                                             30,160               --
                                                                           -----------         --------
  Cash used in operating activities                                           (807,149)         (27,008)

INVESTING ACTIVITIES
  Purchase Equipment                                                           (15,367)              --
  Purchase Technology license                                                 (100,000)              --
                                                                           -----------         --------
Net cash used by investing activities                                         (115,367)              --

FINANCING ACTIVITIES
  Proceeds from sale of common shares                                        1,002,146           46,000
  Proceeds from obligation to issue common stock                                40,000               --
  Proceeds from loan from shareholders                                              --           18,732
                                                                           -----------         --------
Net cash provided by financing activities                                    1,042,146           64,732

Increase in cash and cash equivalents                                          119,630           37,723
Beginning of period                                                             37,723               --
                                                                           -----------         --------
END OF PERIOD                                                              $   157,353         $ 37,723
                                                                           ===========         ========
          Taxes paid during the year                                       $       800         $    800
          Interest paid during the year                                    $        --         $     --
NON CASH EVENT:
Related party rec. - options exercise for 146,036 common shares            $     5,257
Purchase technology license for cash and 303,030 warrants valued at        $    30,000


    The accompanying notes are an integral part of these financial statements

TRIBEWORKS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
From Inception (August 20, 1998) to December 31, 1999

                                                      Common Stock      Paid in
                                      Per Share  --------------------   Capital     Accumulated    Related Party
                                        $ Amt      Shares    $ Amount   $ Amount      Deficit        Receivable       Total
                                      ---------  ----------  --------  -----------  -------------  -------------   ------------
Beginning balances                                       --   $   --   $       --    $        --     $    --       $         --

Issued at Inception for cash           0.0005     3,034,038      303        1,189                                         1,492

Founders shares for Services           0.0005     5,100,112      510        1,998                                         2,508

Pref. Shares convert to common          0.001       289,216       29          (29)                                           (0)

Issued in recapitalization             0.0144     4,440,598      444       63,556                                        64,000

Net loss for 1998                                                                        (60,553)                       (60,553)
                                                 ----------   ------   ----------    -----------     -------       ------------
Balances at December 31, 1998                    12,863,964   $1,286   $   66,714    $   (60,553)    $    --       $      7,447
                                                 ----------   ------   ----------    -----------     -------       ------------
Exercise of options                      0.05       136,036       14        6,788                                         6,802

Issued for cash during 1999              0.33     3,000,000      300      999,700                                     1,000,000

Exercise of options                      0.06        10,000        1          599                                           600

Purchase license technology
  for warrants                                                             30,000                                        30,000

Related party receivable for
  common shares                                                                                       (5,257)            (5,257)

Net loss for 1999                                                                     (1,091,075)                    (1,091,075)
                                                 ----------   ------   ----------    -----------     -------       ------------
Balances at December 31, 1999                    16,010,000   $1,601   $1,103,801    $(1,151,628)    $(5,257)      $    (51,482)
                                                 ==========   ======   ==========    ===========     =======       ============


    The accompanying notes are an integral part of these financial statements

TRIBEWORKS, INC.
Notes to the financial statements
DECEMBER 31, 1999 AND 1998

NOTE 1   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION On November 2, 1999, Tribeworks Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Pan World Corporation (PWC), a Nevada corporation, merged with and into Tribeworks, Inc., a California corporation (California Tribeworks). Subsequent to the merger California Tribeworks renamed itself Tribeworks Development Corporation (Tribeworks Development) and PWC, the sole shareholder of Tribeworks Development, reincorporated as Tribeworks, Inc., a Delaware corporation. These transactions hereinafter are referred to as the "Recapitalization". PWC had no significant assets, liabilities or operations from the date of its incorporation in Nevada on August 20, 1996 through November 2, 1999 and the majority shareholders of California Tribeworks became the majority shareholders of PWC. Therefore, the Recapitalization was a reverse acquisition that is being accounted for as a recapitalization.

        Immediately prior to the Recapitalization, California Tribeworks had 4,136,036 shares of common stock and 142,223 shares of preferred stock outstanding. These shares were exchanged for 8,700,000 shares of common stock of Pan World. Immediately after the Recapitalization, Tribeworks, Inc., a Delaware corporation, had 16,000,000 shares of common stock outstanding.

Unless the context otherwise indicates, "Tribeworks" or "Company" refers to California Tribeworks prior to the Recapitalization and to Tribeworks, Inc., a Delaware corporation, after the Recapitalization.

On August 20, 1998 ("Inception") Tribeworks began its business activities. The Company's principal business activities are developing software applications for Internet media developers through the Internet and marketing a technology known as "ishell." This technology was acquired from an officer and director of the Company and an affiliate of the Company. Business activities have been financed primarily through the issuance of equity securities for cash, sales of membership subscriptions, custom development services and product sales.

FINANCIAL STATEMENT PRESENTATION For periods prior to the Recapitalization, the financial statements reflect California Tribeworks financial position, results of operations and cash flows. For periods subsequent to the Recapitalization, the financial statements of the Company are presented on a consolidated basis and include the Company and its only subsidiary, Tribeworks Development. The Company's operations are conducted through Tribeworks Development. The only inter-company activity during the periods presented was the Recapitalization.

The effect of the Recapitalization for accounting purposes is that of a recapitalization of the number of shares outstanding and the par value.

Pursuant to the Recapitalization each capital stock of California Tribeworks was exchanged for 2.033537474 shares of PWC common stock and each outstanding option of California Tribeworks was assumed by PWC under PWC's 1999 Stock Option plan.

The period ended December 31, 1998 reflects revenues and expenses for approximately four months, from the date of the Company's incorporation on August 20, 1998 through December 31, 1998.

REVENUE RECOGNITION The Company's revenue sources are from the sale of membership subscriptions, custom development services and product sales. Revenue from membership subscriptions is deferred and recognized in the income statement pro rata over the period covered by the membership period, typically twelve months. Revenue recognition for custom development services is milestone based. Revenue is recognized as each milestone for the development service is completed. Revenue from product sales is recognized at the time of sale.

TECHNOLOGY LICENSE The Company's principal business activity centers around the commercialization of certain software known as "ishell" which was developed by an officer and director of the Company and an affiliate of the Company. In November 1999 we purchased all right, title and interest in "ishell" in exchange for payment of $100,000 cash and warrants to purchase 303,030 shares of common stock at an exercise price of $0.33 per share, valued at $30,000. This agreement is reflected in the financial statements as a technology license valued at $130,000 and is amortized on a straight line basis over the estimated 36 month useful life. Amortization expense for 1999 was $7,223.

The technology license asset is reviewed quarterly for impairment. Impairment will be recognized when events and circumstances indicate that the asset might be impaired. The Company considers factors such as significant changes in the business climate and projected cash flows from the asset. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

EQUIPMENT During 1999 the Company acquired computers and related equipment for $15,368. The Company depreciates its equipment on a straight-line basis over an estimated useful life of 36 months. There were no retirements during 1998 or 1999. The balance of accumulated depreciation on December 31, 1999, was $1,228. Depreciation expense was $1,228 for 1999 and none for 1998.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS The Company considers, and the financial statements reflect, all highly liquid short-term investments with original maturity of three months or less as cash.

RECEIVABLES The Company records a receivable when custom development projects and membership subscriptions are billed. The Company also records membership subscription receivables when customers are receiving all the benefits of a membership subscription but they are paying us over a period of time. The point at which membership subscriptions become due for customers that are not on a payment plan is when the Company receives a purchase order or the customer asks Tribeworks to send them an invoice. At this point the customer typically has started to receive the benefits associated with owning a membership subscription (e.g., gaining access to the source code and enhanced customer service). An allowance for doubtful accounts has been established based on a percentage of sales made during the year. Management reviews the allowance account for adequacy on an interim and annual basis. On December 31, 1999 and 1998, the allowance account balances were $10,000 and $600 respectively. There were no write offs of accounts receivables during the year.

DEFERRED REVENUE The Company pro rates recognition of revenue from membership subscriptions over the lives of the subscriptions, generally a 12 month period. Customers are billed at the time the membership subscriptions are entered into.

SOFTWARE DEVELOPMENT COSTS The Company expenses all software development costs in the period the costs are incurred.

ORGANIZATION COST During 1998 the Company incurred $6,000 in organization cost. This amount was fully amortized as administrative expense during 1998 and 1999.

INCOME TAXES Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These tax deferments are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NET LOSS PER COMMON SHARE Net loss per common share is computed based on the weighted average number of common stock and common stock equivalents outstanding. When dilutive, stock options are included as common stock equivalents using the treasury stock method. There was no difference between basic and fully diluted earnings per share in each of the periods presented.

COMPENSATED ABSENCES The Company accrues vacation pay for all full time employees. On December 31, 1999, this liability totaled $30,160.

NOTE 2   COMMON STOCK

RECAPITALIZATION The effect of the Recapitalization was to increase the number of shares authorized to 200,000,000 (from 10,000,000), and to reduce the par value per share to $0.0001(from $0.01 per share), and to increase the number of shares outstanding from 4,000,000 to 16,000,000. The financial statements reflect the retroactive effects of the Recapitalization.

SHARES HELD IN ESCROW As part of the Recapitalization, 2,000,000 shares were held in escrow for certain Company executives, pending specific performance thresholds. However, the Company's Board of Directors can amend the terms of the performance thresholds in the event the Company is unable to fulfill certain contingencies. Because the Board of Directors can make amendments to the performance threshholds, the shares are included as outstanding.

Additionally, as part of the Recapitalization, 300,000 shares of common stock have been issued to Talisman Ventures Partners in consideration for providing assistance in consummating the Recapitalization. These shares have been placed in escrow to indemnify California Tribeworks shareholders in the event of breach by PWC of certain representations, warranties and covenants related to the Recapitalization. These shares are beneficially owned by one of the Company's directors, they are included in the issued and outstanding shares and they are being released from escrow over a two year period from the date of the Recapitalization.

NOTE 3   PREFERRED STOCK

The Board of Directors has the authority, without further stockholder action, to determine the preferences, limitations, and relative rights of the preferred stock. During the fourth quarter of 1998 and the first quarter of 1999 the Company issued 142,222 shares of Series A Preferred Stock for $64,000. That stock was exchanged for shares of the Company's common stock as part of the Recapitalization. On December 31, 1999, there was no preferred stock of the Company outstanding.

NOTE 4   INCOME TAXES

Deferred tax assets primarily consist of a net operating loss (NOL) carryforward since the Company has not generated taxable income since inception. There are no significant deferred tax liabilities. Due to the uncertainties concerning the future ability of the Company to benefit from the net operating loss carryforward, a valuation allowance was established which reduced the deferred tax assets to zero. There may be restrictions related to tax laws, which may further limit the value of any deferred tax asset. As of December 31, 1999, the estimated NOL carryforward was approximately $1,150,000.

NOTE 5   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, receivables, and accounts payable. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates.

NOTE 6   STOCK BASED COMPENSATION

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (SFAS 123) addresses the accounting for stock-based compensation arrangements. SFAS 123 permits a company to choose either a new fair-value-based method or the current APB Opinion 25 intrinsic-value-based method of accounting for stock-option-based compensation arrangements. Management will continue to record stock-based compensation using APB Opinion 25 method and, believes adoption of SFAS 123 will not impact the Company's financial position and results of operations. The pro forma effect of use of fair-value-based compensation would have increased net loss by approximately $9,500 for 1999. No options were granted during 1998. The Black-Scholes method was used in estimating these amounts and included the following data.

      Grant date                          June 30         June 30        Aug l5 - Oct 15
      Shares under options granted         644,800        300,000           230,000
      Stock price at grant date              $0.05          $0.05             $0.33
      Exercise price                         $0.05          $0.06             $0.75
      Expected life                           3              3                 3
      Volatility measurement                 10%            10%               10%
      Dividends                              none          None               none

STOCK OPTION PLAN The Company has reserved 1,600,000 shares for the exercise of options under its 1999 Stock Option Plan. The exercise price at the date of grant is the estimated fair market value at the grant date as determined by the Company's Board of Directors.

On December 31, 1999, the Company had outstanding vested and unvested options to purchase 757,097 shares common stock. Of the vested options, 47,940 were exercisable at $.05 per share, 290,000 were exercisable at $0.06 per share, and 6,000 were exercisable at $0.75 per share. On December 31, 1999, there were unvested options to purchase 413,157 shares of common stock. These unvested options will be exercisable at prices ranging from $0.05 to $0.75 per share. Of the unvested options, 156,834 will vest during 2000, 156,323 will vest pro rata over a 48 month period (including 2000), and an additional 100,000 will vest as certain performance-based milestones are met.

The vested options begin to expire in 2008. The following table summarizes information concerning stock options.

                                                                             Weighted Average
                                          Shares         Exercise Price       Price Per Share
                                         ---------       --------------      ----------------
During 1999
    Granted                              1,174,800       $0.05 - $0.75             $0.19
    Exercised                             (146,036)      $0.05 - $0.06             $0.05
    Expired or cancelled                  (271,667)              $0.05             $0.05
                                         ---------
Outstanding December 31, 1999              757,097       $0.05 - $0.75             $0.29
                                         =========

NOTE 7   COMMITMENTS AND CONTINGENCIES

LEASES At December 31, 1999, the Company had no long-term lease commitments for equipment or for office capacity. Office and workspace was rented on a month to month basis. During 1999, $34,175 was paid for facilities rent. In February 2000 the Company entered into a 5 year lease for 9,000 square feet of office and work space for $21,000 per month.

NOTE 8   RELATED PARTY TRANSACTIONS

During the period ended December 31, 1998, certain officers of the Company loaned $18,732 to the Company to finance some of its start-up costs. The loan is non-interest bearing and payable on demand.

NOTE 9   FOREIGN SALES

During 1999 approximately 39% of the Company's total membership subscriptions were sold to customers in six principal foreign geographic areas including Western Europe (27%) and Australia (6%). The remaining 6% were in four separate foreign geographic areas. All foreign revenues are denominated in U.S. dollars.

NOTE 10   SUBSEQUENT EVENTS

During December 1999, the Company began to offer up to 1,000,000 units of securities consisting of one share of common stock and one warrant to purchase one common stock at a price of $2.50 per share for an aggregate purchase price of $2,000,000 in a private placement of securities. Each warrant is to be exercisable within the seven month period following the date of purchase of the unit. At March 31, 2000, $775,000 has been raised for the Company under this offering.

TRIBEWORKS, INC.
BALANCE SHEET (Consolidated)
As of March 31, 2000

                                                                      Unaudited
                                                                     -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $   407,657
Accounts receivable, net                                                  82,748
Prepaids and deposits                                                     48,218
                                                                     -----------
Total current assets                                                     538,623
                                                                     -----------
OTHER ASSETS
Leasehold improvements                                                    13,170
Equipment (net of $2,361 accumulated depreciation)                        25,763
Technology license (net of $18,056 amortization)                         111,944
                                                                     -----------
Total assets                                                         $   689,500
                                                                     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                     $   127,747
Accrued other liabilities                                                 26,979
Due to shareholders                                                       18,732
Deferred revenue                                                          84,679
                                                                     -----------
Total current liabilities                                                258,137
                                                                     -----------
Stockholders' Equity:
Preferred stock: 50,000,000 shares authorized, none issued
Common stock: 200,000,000 shares authorized, $0.0001 par value
16,397,500 and 13,000,000 shares issued and outstanding                    1,640
Additional paid in capital                                             1,878,762
Related party subscription receivable                                       (600)
Accumulated deficit                                                   (1,448,439)
                                                                     -----------
Total stockholders' equity                                               431,363
                                                                     -----------
Total liabilities and stockholders' equity                           $   689,500
                                                                     ===========


    The accompanying notes are an integral part of these financial statements

TRIBEWORKS, INC
STATEMENT OF OPERATIONS (Consolidated)
First Quarters Ended March 31, 2000 and 1999

                                                         Quarters Ended March 31,
                                                     --------------------------------
                                                                             1999
                                                       Unaudited           Unaudited
                                                     ------------        ------------
REVENUES                                             $    164,863        $     16,432
Cost of sales                                              12,710               3,553
                                                     ------------        ------------
Gross profit                                              152,153              12,879
                                                     ------------        ------------
Operating Expenses:
Product support                                            19,938              10,664
Product development                                       110,623              49,000
Sales and marketing                                       158,760              19,072
General and administrative                                159,643              31,856
                                                     ------------        ------------
Total expenses                                            448,964             110,591
                                                     ------------        ------------
Loss from operations                                     (296,811)            (97,712)

Income taxes                                                   --                  --
                                                     ------------        ------------
Net loss                                             $   (296,811)       $    (97,712)
                                                     ============        ============
Basic and diluted loss per share                     $      (0.02)       $      (0.01)
                                                     ============        ============
Weighted average number of shares outstanding          16,397,500          12,863,964
                                                     ============        ============


   The accompanying notes are an integral part of these financial statements.

TRIBEWORKS, INC.
STATEMENT OF CASH FLOWS (Consolidated)
First Quarters Ended March 31, 2000 and 1999

                                                   Quarters Ended March 31,
                                                   ------------------------
                                                      2000          1999
                                                   Unaudited      Unaudited
                                                   ---------      ---------
OPERATING ACTIVITIES
Cash flows from operating activities
Net loss from operations                           $(296,811)     $(97,912)
Adjustments to reconcile net loss
to net cash used by operating activity
  Depreciation and amortization expense               11,966           300
Changes in operating assets and liabilities
  Accounts receivable                                (51,508)       10,537
  Other receivables, prepaids and deposits           (27,457)       (3,500)
  Accounts payable                                   (83,884)       17,962
  Deferred revenue                                   (13,304)       34,690
  Other liabilities                                   (3,181)           --
                                                   ---------      --------
  Cash used in operating activities                 (464,179)      (37,723)

INVESTING ACTIVITIES
  Purchase equipment                                  (8,830)           --
  Leasehold Improvement                              (11,687)           --
                                                   ---------      --------
Net cash used by investing activities                (20,517)           --

FINANCING ACTIVITIES
  Proceeds from sale of common shares                735,000            --


Change in cash and cash equivalents                  250,304       (37,723)
Beginning of period                                  157,353        37,723
                                                   ---------      --------
END OF PERIOD                                      $ 407,657      $     --
                                                   =========      ========

            Taxes paid during period               $      --      $     --
            Interest paid during period            $      --      $     --


   The accompanying notes are an integral part of these financial statements.

TRIBEWORKS, INC.
March 31, 2000

                                    Unaudited


NOTES TO INTERIM FINANCIAL STATEMENTS

In February 2000 the Company entered into a 5 year lease for 9,000 square feet of office and work space for $21,000 per month.

During December 1999, the Company began the offer of up to 1,000,000 units for an aggregate purchase price of $2,000,000 in a private placement of securities under the SEC's Rule 506. Each unit is offered at $2.00 and consists of one share of common stock and one warrant to purchase one share of common stock for $2.50. Each warrant is to be exercisable within the seven month period following the date of purchase of the unit. By March 31, 2000, $775,000 has been raised for the Company under this offering. The financial statements reflect the issuance of 387,500 shares, and the 387,500 warrants to purchase the Company's common shares at $2.50 per share under the offering.

All adjustments which in the opinion of management are necessary for a fair statement of the interim period financial statements presented have been made and were of a normal and recurring nature.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIBEWORKS, INC.

By  /s/ Duncan Kennedy
   ---------------------------------
   Duncan Kennedy
Its President and Chief Executive Officer

                                    PART III

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS
------    -----------------------
 2.1      Form of Agreement of Merger between Tribeworks, Inc., a
          California corporation and Tribeworks Acquisition Corporation, dated November 2, 1999

 3.1      Articles of Incorporation of Tribeworks, Inc., a Delaware
          Corporation

 3.2      Bylaws of Tribeworks, Inc., a Delaware Corporation

 9.1      Voting Agreement of Pan World Corporation and Holders of Pan World
          Common Stock stated therein dated November 2, 1999

10.1      Software Agreement by and between Tribeworks, Inc., a California corporation, Keepsake SPRL, and Gilbert Amar dated November 2,
          1999

21.1      Subsidiaries of Registrant

27.1      Financial Data Schedule



                                       35